New Energy Technologies, Inc.

3905 National Drive

Suite 110

Burtonsville, Maryland 20866

Telephone: (800) 213-0689

By Edgar

January 29, 2010

United States Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20548

Attention: H. Christopher Owings, Assistant Director

Mail Stop 4631

Re:       New Energy Technologies, Inc.--Response to Letter dated November 5, 2009

            Regarding the Registration Statement on Form S-1 (File No. 333-162417)

             Filed on October 9, 2009 (the “Registration Statement”).

Dear Sir:

            I am authorized by New Energy Technologies, Inc (the “Company”) to submit the following responses on its behalf to your letter of November 5, 2009 (the “November 5th Letter”) setting forth various comments (collectively, the “Staff Comments”) with respect to the Registration Statement on Form S-1. The numbered responses are keyed sequentially to the numbered paragraphs in the November 5th Letter.

            A Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No.1”) addressing the Staff’s comments as set forth in the November 5th Letter has been simultaneously filed with the Securities and Exchange Commission. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in Amendment No.1. Page references are to Amendment No. 1 as filed.

General

1.         The Company acknowledges the updating requirements of Rule 8-08 of Regulation S-X; and, in connection therewith has included audited financial statements for the year ended August 31, 2009 and the three months ended November 30, 2009 in Amendment No. 1 to the Registration Statement and updated the entire filing, including but not limited to the inclusion of updated updated disclosures, as appropriate, throughout the registration statement as noted.

2.         The Company acknowledges that you may have additional comments with respect to the Company’s responses to the November 5th Letter.

Facing Page

3.         The Facing Page has been revised to indicate that the approximate date of commencement of the proposed sale of the securities to the public will occur “As soon as practicable after this registration statement becomes effective.” Please refer to the Facing Page.

Calculation of Registration Fee

4.         The number of shares underlying options being registered has been reduced to 490,000 and are comprised of the following:

One hundred forty thousand (240,000) of these shares underlie the Options granted to non employee directors but which have not vested as of the date hereof, represent only those shares underlying options that have vested and that will in fact vest simply with the passage of time during the period (the “Effectiveness Period”) that the Company has agreed to use its commercially reasonable efforts to keep the registration statement of which this Prospectus is part, continuously effective under the Securities Act. This period is the lesser of two years or until all of the securities covered by such registration statement have been sold, or may be sold without volume restrictions pursuant to Rule 144 or any successor rule.

            An additional  250,000 shares granted to Meetesh Patel on December 15, 2009 all of which have vested; please refer to the Cover Page of the Prospectus and page 70.

5.         As suggested by the Staff, we have added under the caption “About Us and Our Business” disclosures relating to (i) the issuance by our auditors of a “going concern” opinion (ii) our lack of revenues and (iii) our development stage status. Please refer to page 3.

Risk Factors

6.         We have added a risk factor discussing the fact that Selling Stockholders may compete with the Company for buyers of the Company’s common stock, making it potentially more difficult for the Company to raise money and also noting that the proposed sale by the Company of a large number of shares may adversely affect the price at which the Selling Stockholders may be able to sell their stock. Please refer to page 7.

7.         The referenced financial information has been replaced.  Please refer to page 6.

            With respect to the Staff’s suggestion that a separate risk factor  be added regarding the risks associated with the additional funds we will require or the time required to successfully commercialize the Company’s technology we have added a new risk factor titled “Even if financing were available to us, because we cannot currently estimate the amount of funds or time required to commercialize our technologies we may secure less funding than will actually be required for us to effectuate our business plan.” Please refer to page 7.

            We also direct your attention to the risk factor titled “We may require additional financing to expand, accelerate or sustain our current level of operations beyond August 31, 2010” on page8 which states:

            “Our cash requirements may vary materially from those now planned. We cannot currently estimate with any accuracy the amount of additional capital we may require because the amount needed may vary significantly depending on results of current basic research and development and product testing, cost of acquiring an exclusive (versus non-exclusive) license of the technologies, changes in the focus and direction of our research and development programs, competitive and technological advances, the cost of filing, prosecuting, defending and enforcing patent claims, the regulatory approval process, if any, that must be addressed, manufacturing, marketing and, finally, other costs associated with commercialization of products following receipt of regulatory approvals and other factors.

     If adequate funds are not available or prohibitively expensive when required, the consequences would be a material adverse effect on our business, operating results, financial condition and prospects. We may be required to delay, reduce the scope of or terminate one or more or all of our research programs; to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to SolarWindow™ Technology, or other technologies or products based upon such technologies that we would otherwise seek to develop or commercialize ourselves; or to license the rights to such technologies or products on terms that are less favorable to us than might otherwise be available. If we raise additional funds by issuing equity or debt securities, further dilution to stockholders may result and new investors could have rights superior to existing stockholders.”

            The Company is of the view that the above referenced risk factors address the Staff’s comments in paragraph 7 of the November 5th Letter.

MD&A

8.         The Company is currently operational.  Since inception the Company has been working to develop energy-related and biotechnologies.  With the spin out of its biotechnology subsidiary, MicroChannel Technologies Corporation in 2007, the Company committed itself to the development of energy related technologies: first, with its ongoing development of SolarWindow™, a transparent solar glass window technology capable of generating electricity, and; subsequently, with the addition of its MotionPower™ technology, currently under development, for harnessing the kinetic energy of moving vehicles in order to generate electricity.

            As the Company has noted, both of its current technologies are in the early stages of development; it is too early to determine whether the technologies will evolve into commercially viable, marketable products.  As the Company’s research and development activities proceed, the Company anticipates that it will be assessing the value of continuing its ongoing efforts with respect to each of its technologies.

            As at November 30, 2009 the Company had cash and cash equivalents balance of $2,060,348; based upon our current level of operations and expenditures we believe that absent any modification or expansion of our existing activities research, development and testing, the cash on hand should be sufficient to enable us to continue operations at least through August 31, 2010.  However, any significant expansion in scope or acceleration in time of our current research and development activities, or commencement of any marketing activities, will require additional funds.  Please refer to page 23.

Description of our Business and Property

9.         An expanded discussion of the terminated UIUC Sponsored Research Agreement and the Oakland Sponsored Research Agreement has been added to the section of the Prospectus titled “Description of our Business and Property:” Please refer to page 45-46.

10.       We have added the following disclosures to the MD&A (Please refer to pages 23):

                “Ultimately, we plan to market MotionPower™ Technology and/or SolarWindow™ Technology products, if any, subject to receiving any requisite regulatory approvals, through co-marketing, co-promotion, licensing and distribution arrangements with third party collaborators. The decision as to which method or methods of commercialization we will pursue will depend on various factors including, but not limited to, our financial resources at the time, manufacturing costs, market acceptance of the product(s), and competing technologies or products at the time.

            We believe that this approach could provide immediate access to pre-existing distribution channels, therefore potentially increasing market penetration and commercial acceptance of our products and enabling us to avoid expending significant funds for development of a large sales and marketing organization. Currently no such products or arrangements exist, nor can we currently project with any degree of accuracy when, if ever, such products or arrangements may exist.  Please refer to “RISK FACTORS.” If we do not ultimately commercialize products derived from our MotionPower™ Technology and/or SolarWindow™ Technology we will not generate revenues from our operations as currently conducted.

            Our success will be dependent upon our ability to develop products that are superior to existing products and products introduced in the future, and which are cost effective. In addition, we may be required to continually enhance any products that are developed as well as introduce new products that keep pace with technological change and address the increasingly sophisticated needs of the marketplace. There can be no assurance that we will be able to keep pace with the technological demands of the marketplace or successfully develop products that will succeed in the marketplace.

            We cannot currently estimate with any accuracy the amount of either the additional funds or time required to successfully commercialize either technology, because the actual cost and time may vary significantly depending on results of current basic research and development and product testing, cost of acquiring an exclusive license, changes in the focus and direction of our research and development programs, competitive and technological advances, the cost of filing, prosecuting, defending and enforcing patent claims, the regulatory approval process, manufacturing, marketing and other costs associated with commercialization of products following receipt of regulatory approvals and other factors.

            As of November 30, 2009 the Company had working capital of $1,818,126.  Based upon our current level of operations and expenditures we believe that absent any modification or expansion of our existing activities research, development and testing, the cash on hand should be sufficient to enable us to continue operations at least through November 30, 2010.  However, any significant expansion in scope or acceleration in time of our current research and development activities, or commencement of any marketing activities, will require additional funds.

            A summary disclosure of the foregoing has also been included in the section of the Registration Statement titled “Description of our Business and Property.”  Please refer to pages 44 and 50.

11.       The following disclosure has been added the section of the Registration Statement titled “Description of our Business and Property.”  Please refer to pages 41-42,

“Through  KEC, we have filed nine (9) Provisional Utility Patent Applications in the U.S. Patent and Trademark Office related to its MotionPower™ technology.  These confidential applications are directed to devices and methods for capturing energy from moving vehicles.

Each of these applications has been filed in the name of the individual inventors.  Each of the inventors has assigned and transferred to KEC, the full and exclusive right to these inventions in the United States of America, its territories, dependencies and possessions and the entire right, title and interest in and to any and all Letters Patent(s) which may be granted therefore in the United States of America, its territories, dependencies and possessions, and in any and all foreign countries, and to any and all divisions, reissues, continuations, conversions and extensions thereof for the full term or terms for which the same may be granted.”

An expanded disclosure has been added the section of the Registration Statement titled “Description of our Business and Property.”  Please refer to page 43.

12.       Please refer to paragraph 10 above.

13.       Please note that the Company’s technologies are not currently at a level of development where we can accurately determine the industries in which we intend to compete and how the Company intends to distribute any commercial products.  However, please refer to the added disclosure in paragraph 10 above.

            The Company would like to direct the Staff’s attention in general to the revised Market Overview of Our MotionPower™ Technology portion of the section of the Registration Statement titled “Description of our Business and Property.”  Please refer to page 49.

            In addition, the Company would like to direct the Staff’s attention in general to the “Market Overview of Our SolarWindow™ Technology” portion of the section of the Registration Statement titled “Description of our Business and Property” which states in relevant part:

            “We believe that a significant market opportunity exists for our SolarWindow™ Technology, which enables transparent glass windows to generate electricity by coating their glass surfaces with the world’s smallest known solar cells. Rising energy costs, increasing electricity consumption, and the need for a cleaner alternative to today’s non-renewable energy sources, all contribute to the growing demand for clean, renewable alternative energy sources…. .We believe that the commercial opportunity to install transparent glass windows capable of generating electricity in homes and commercial buildings is significant.”  Please refer to pages 49-50.

14.       Please note that pursuant to Rule 24b-2 we submitted a request for confidential treatment of certain portions of the USF Option Agreement which pertains to the ongoing research and development of our SolarWindow™ technology; our request was granted on June 11, 2009. Accordingly, these terms of the USF Sponsored Research Agreement have not been disclosed. Please also refer to paragraphs 9, 10 and 11 above.

15.       The Company has expanded its disclosure to note that it is developing two energy harvesting devices, the MotionPower™-Heavy device for heavy trucks, buses, and long-haul rigs, and the MotionPower™-Auto device for cars and light trucks. Please refer to “How our Technology Works” on Page 42.

16.       The Company has expanded the disclosure regarding its field testing. Please refer to page 41.

17.       A disclosure describing how the Company’s MotionPower™ technology works has been added to the “Description of our Business and Property” section of the Registration Statement in a section titled, “How Our MotionPower™ Technology Works”.  Please refer to page 43-44.

Also the Company has clarified its disclosure under “Government Regulation of Our SolarWindow™ Technology” by adding the following in lieu of the existing disclosure.

“The production, marketing, and installation of our MotionPower™ Technology products, currently under development, may be construed by regulatory agencies as a new technology for roadway implementation, which, accordingly, could be subject to existing safety regulations and may be subject to yet unknown regulations.”  Please refer to page 50.

18.       Please refer to paragraph 14 above.

Our Solar Window Technology

19.       The redacted version of the USF Sponsored Research Agreement and USF Option Agreement as previously filed have been included as exhibits to the registration statement. Please refer to page 83.

20.       Researchers at USF set out to determine the performance of New Energy’s SolarWindow™ technology, currently under development, against commercially available solar cells when operating under various artificial light conditions.  Researchers designed and executed their experiments as follows:

1.      Tests of three commercial solar cells (monocrystalline Si, a CIS thin film solar cell, and a flexible amorphous silicon solar cell) were conducted against the Company’s solar array (a 2.2cm2 photovoltaic mini-module with 20 cells in series) under three, simulated indoor artificial light conditions:

a.       normal windowless office lighting (~500lux);

b.      bright windowless office lighting (500~1000lux); and

c.       windowed office lighting (2000~3000lux).

2.      Researchers undertook these tests under ambient light, and mimicked the three desired artificial light conditions using a 27W florescent lamp (VisionMax model #15815-000).  The intensity of the artificial light was measured by a commercial instrument for determining light levels, a ‘lux meter’ (Extech Light Meter, model #407026).

3.      While exposed to these varying light conditions, measurements of ‘current-voltage’ were taken from each of the solar cells, also referred to as, “devices”.  The current-voltage characterization of the devices was performed using a lab instrument capable of sourcing and measuring voltage or current, simultaneously (Keithley 238 High-Current Source-Measure Unit); the resultant data points were then used to model output power of each of the devices in the form of an ‘I-V’ chart.  These I-V charts (or “curves”) determine the basic performance parameters of electrical devices such as solar cells.

4.      Finally, for each solar cell tested, USF Researchers ‘normalized’ the data in order to ensure that the output power (I-V) measurements taken from each solar cell were fair representations of an equal amount of the active area of each device; the resultant data provided a measure of output power density.

Under all three simulated, artificial lighting conditions in these test, the Company’s solar module outperformed the three commercially-available solar cells tested. A summary disclosure was added on page 50.

Our Offices and Research Facilities

21.       The office facility in Washington is in an office suite environment in which the Company is provided with a bundle of office services, including but not limited to reception, phone and mail service for one gross price. The disclosure has been modified to reflect the foregoing and the reference to “package” deleted. Please refer to page 52.

22.       The disclosure has been removed as suggested by the Staff and incorporated elsewhere in the “Description of our Business and Property” section of the Registration Statement.  Please refer to pages 48 and 52.

Current Directors and Officers

23.       The biographies of each of Messrs. Bhogal and Sierchio have been revised to provide their business experience for at least the past five years, including specific dates for each term of employment. Please refer to page 54.

 Security Ownership of Certain Beneficial Owners and Management

24.       Please note that the Company does not have any securities registered pursuant to the Securities Exchange Act of 1934; accordingly, the only basis upon which it can ascertain shareholdings is by reviewing the Shareholder list at any point in time.  As of the date of the filing the Registration statement and Amendment No. 1, the only shareholding listed as owning more than 5% of the Company’s issued and outstanding stock was 1420525 Alberta Ltd.

Transactions with Related Persons

25.               The following disclosure has been added (Please refer to page 63):

            “We do not have a formal written policy for the review and approval of transactions with related parties. However, our Code of Ethics and Corporate Governance Principles require actual or potential conflict of interest to be reported to the Chairman of the Board. Our employees are expected to disclose personal interests that may conflict with ours and they may not engage in personal activities that conflict with their responsibilities and obligations to us. If any actual or potential conflict of interest is reported, our entire Board of Directors and outside legal counsel annually review all transactions and relationships disclosed and the board makes a formal determination regarding each director's independence. If the transaction is deemed to present a conflict of interest, the Board of Directors will determine the appropriate action to be taken.”

Selling Stockholders

26.       The footnotes to the table set forth in the section of the Registration Statement titled “Selling Stockholders” have been revised to reflect the transaction(s) in which the Selling Stockholders have previously acquired shares of our common stock, as follows (Please refer to pages 71-72):

27.  Company Prospectus

            The first paragraph on the Cover Page of the Company Prospectus has been revised as follows:

“New Energy Technologies, Inc. is offering up to a maximum of 10,000,000 shares of its common stock at an offering price of $1.25 per share in a direct public offering, without any involvement of underwriters or broker-dealers. The shares will be sold on our behalf and for our benefit of New Energy Technologies, Inc. by its Chief Executive Officer and President, who will not receive any compensation in connection with such sales. Please refer to “PLAN OF DISTRIBUTION.”

            Corresponding changes have been made in the Prospectus Summary and Plan of Distribution sections as well.

28.  Dilution

            The pertinent provisions of the reference section have been revised to read as follow (Please refer to page CP6-7):

Exhibit Index

29.       The current articles of incorporation and by-laws of the Company have been attached as exhibits to the Registration Statement. Please refer to the Exhibit Index.

30.       The following additional Exhibits have been included:

Exhibit No.     Description of Exhibits

3.1       Articles of Incorporation, as amended.

3.2        Certificate of Amendment to the Articles of Incorporation changing name to New Energy    Technologies, Inc.

3.3       By Laws.

4.1       Form of Subscription Agreement

4.2       Securities Purchase Agreement dated February 8, 2008.

5.1        Opinion of Sierchio & Company LLP regarding the legality of the securities being registered (Selling Stockholders).

5.2       Opinion of Sierchio & Company LLP regarding the legality of the securities being registered (Company).

10.1     Employment Termination Agreement with Mr. Cucinelli.

10.2     Employment Agreement with Mr. Patel.

10.3     Redacted USF Sponsored Research Agreement.

10.4     Redacted USF Option Agreement.

10.5     Redacted Veryst Agreement.

10.6     Redacted Sigma Design Agreement.

10.7     Form of Stock Option Agreement dated as of December 16, 2009 between Meetesh Patel and New Energy Technologies, Inc.

10.8     Form of Stock Option Agreement dated as of December 16, 2009 between New Energy Technologies, Inc. and its non-employee directors.

21.1     Schedule of Subsidiaries.

23.1     Consent of Sierchio & Company LLP (included in Exhibit 5.0 hereto).

23.2      Consent of Peterson Sullivan LLP.

24.1     Power of Attorney.

       __________________________________________________________

(1)        Filed by reference to Exhibit 3(ii) in the registrant’s registration statement filed on March 12, 2008 (SEC No.333- 149665

Undertakings

            31.  The referenced undertaking 4(i)(A) and (B) have been deleted and the undertaking 4(i)(B)(i) has been retained.

            As previously noted, the filing has been generally updated and otherwise revised as appropriate.

            We hope that you find the foregoing responsive to your comments.

Very truly yours

New Energy Technologies, Inc.

By: /s/ Meetesh Patel
_________________________________________

Name: Meetesh Patel

Title: President and Chief Executive Officer

cc. Joseph Sierchio, Esq.